EXHIBIT 99.1

JUNE 3, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties Announces Voting Results From 2022 Annual Shareholder Meeting

The Annual General Meeting of Shareholders of Sandstorm Gold Ltd. (the “Meeting”) was held today, June 3rd in Vancouver, British Columbia at which 55% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia. Detailed results of the vote for directors are set out below:

Election of Directors	Votes for	% for	Votes Withheld	% Withheld
Nolan Watson	79,140,432	98.70%	1,040,664	1.30%
David Awram	73,531,410	91.71%	6,649,886	8.29%
David E. De Witt	73,002,086	91.05%	7,179,210	8.95%
Andrew T. Swarthout	74,533,375	92.96%	5,647,721	7.04%
John P.A. Budreski	62,842,138	78.37%	17,339,158	21.63%
Mary L. Little	68,500,557	85.43%	11,680,739	14.57%
Vera Kobalia	79,036,624	98.57%	1,144,472	1.43%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the transactions announced on May 2, 2022, Sandstorm will have acquired a portfolio of more than 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.